term of three (3) years. If no replacement Class II Directors are appointed in accordance with Article 85, the existing Class II Directors shall be automatically re-appointed for a further term of three (3) years; and (c) at the third annual general meeting of the Company following the Listing Date, the term of office of the Class III Directors shall expire and replacement Class III Directors may be appointed in accordance with Article 85 for a full term of three (3) years. If no replacement Class III Directors are appointed in accordance with Article 85, the existing Class III Directors shall be automatically re-appointed for a further term of three (3) years. 4. The adjournment of the Annual General Meeting of the Company (the “AGM”) by the Chairman, if necessary, to solicit additional proxies if there are insufficient votes at the time of the AGM to approve any of the resolutions to be considered and passed at the AGM be approved. 5. Each of the directors and officers of the Company be authorized to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit. GOGORO INC.  FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED  Signature________________________________ Signature, if held jointly___________________________________ Date__________, 2023 Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such. Please mark your votes like this X YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. 22288 Gogoro INC Proxy Card Rev2 Front 2023 Annual Meeting of Stockholders May 30, 2023, 09:30 A.M. Taipei time This Proxy is Solicited On Behalf Of The Board Of Directors Please Be Sure To Mark, Sign, Date and Return Your Proxy Card in the Envelope Provided CONTROL NUMBER 1. Mr. Hok-Sum Horace Luke be re-elected and serve as a Class I Director of Gogoro Inc. (the “Company”), with a term to expire at the Company’s 2026 annual general meeting of shareholders, subject to his earlier resignation or removal. 2. Mr. Ming-Shan Lee be re-elected and serve as a Class I Director of the Company, with a term to expire at the Company’s 2026 annual general meeting of shareholders, subject to his earlier resignation or removal. 3. Article 83 of the amended and restated memorandum and articles of association of the Company currently in effect be and is hereby amended and replaced in its entirety with a new Article 83 as set forth below with immediate effect: 83. The Directors shall be divided into three (3) classes designated as Class I Directors, Class II Directors and Class III Directors, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the board of Directors or the Special Resolution appointing such Director, with each class serving for staggered three (3)-year terms commencing as follows: (a) at the first annual general meeting of the Company following the Listing Date, the term of office of the Class I Directors shall expire and replacement Class I Directors may be appointed in accordance with Article 85 for a full term of three (3) years. If no replacement Class I Directors are appointed in accordance with Article 85, the existing Class I Directors shall be automatically re-appointed for a further term of three (3) years; (b) at the second annual general meeting of the Company following the Listing Date, the term of office of the Class II Directors shall expire and replacement Class II Directors may be appointed in accordance with Article 85 for a full FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN PROXY THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1, 2, 3, 4 AND 5.

 FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED  GOGORO INC. PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS 22288 Gogoro INC Proxy Card Rev2 Back The undersigned appoints ________________ and ________________, and each of them, as proxies, each with the power to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the ordinary shares of Gogoro Inc. held of record by the undersigned at the close of business on May 5, 2023 (Eastern Standard Time) at the Annual General Meeting of Shareholders of Gogoro Inc. to be held on May 30, 2023, or at any adjournment thereof. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF PROPOSAL 1, PROPOSAL 2, PROPOSAL 3, PROPOSAL 4 AND PROPOSAL 5, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. * A proxy need not be a shareholder of the Gogoro Inc. A shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman of the meeting will be appointed as your proxy. (Continued and to be marked, dated and signed, on the other side)